QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ANORMED INC.
(Name Of Subject Company (Issuer))

GENZYME CORPORATION
DEMATAL CORP.
(Names of Filing Persons (Offerors))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

035910108
(CUSIP Number of Class of Securities)

Peter Wirth
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
Telephone: (617) 252-7500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$599,209,717.50	$64,115.44

*
Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 44,385,905 outstanding common shares, no par value, of AnorMED Inc. for the expected consideration in the tender offer of $13.50 per share. Such number of outstanding shares represents the total of 42,124,034 common shares outstanding as of October 17, 2006 and 2,261,871 common shares subject to options as of October 17, 2006.

**
The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2007 issued by the Securities and Exchange Commission on September 29, 2006. Such fee equals 0.0107% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$40,619.32
	Form or Registration No.:	Schedule TO-T
	Filing Party:	Genzyme Corporation
	Date Filed:	September 1, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 1, 2006 (as amended and supplemented, the "Schedule TO") relating to a tender offer by Dematal Corp, a Nova Scotia unlimited company (the "Offeror") and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation ("Parent"), to purchase all the outstanding common shares, no par value, (the "Shares"), of AnorMED Inc., a Canadian corporation (the "Company"), at a purchase price of $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated September 1, 2006 (as amended and supplemented, the "Offer to Purchase" and the "Circular," respectively, and together, the "Offer to Purchase and Circular"), the Notice of Variation and Extension, dated October 10, 2006 (the "First Notice"), the Notice of Variation and Extension, dated October 17, 2006 and filed herewith (the "Second Notice"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and Circular, as each may be amended and supplemented from time to time, and the First and Second Notice, constitute the "Offer").

        The information set forth in the Second Notice, a copy of which is filed with this Schedule TO as Exhibit (a)(12), is incorporated herein by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The Offeror has increased the price per Share offered to AnorMED Shareholders from US$8.55 to US$13.50 in cash. The Offer will be open for acceptance until 8:00 a.m. (Vancouver time) on November 6, 2006, unless further extended or withdrawn by the Offeror. The information set forth in the Second Notice in its entirety is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

  (b)
  As of October 17, 2006, there were 42,124,034 common shares, no par value of the Company outstanding.

  (c)
  The information set forth in Section 8, "Other Amendments to the Offer to Purchase and Circular" of the Second Notice regarding amendments to Section 12, "Price Range and Trading Volume of AnorMED Shares" of the Circular is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        The information set forth in Section 1, "Increase in the Offer Price," Section 2, "Extension of the Offer," and Section 7, "Time for Acceptance" of the Second Notice is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Section 3 of the Circular, "Background to the Offer" is amended to add the following:

        "On October 11, 2006, Genzyme, the Offeror and AnorMED settled the terms of the Support Agreement pursuant to which, among other things, the Offeror agreed to increase the Offer price from U.S.$8.55 to U.S.$13.50 per AnorMED Share, and AnorMED agreed to recommend that Shareholders accept the Offer. Genzyme and the Offeror irrevocably agreed to enter into the Support Agreement prior to the earlier of (i) 5:30 p.m. (Boston time) on October 17, 2006 and (ii) 12 hours following the termination of the Millennium Support Agreement (as defined below). This obligation was conditional on the prior satisfaction of the conditions set out in Section 2.2 of the Support Agreement (other than Section 2.2(j)), as if such conditions were conditions precedent to executing the Support Agreement and were satisfied at a moment in time immediately prior to the execution of the Support Agreement.

        Later that day, AnorMED announced that its board of directors, in consultation with its "Strategic Initiatives Committee" and on the advice of its financial and legal advisors, had determined that the Offeror's proposal constituted a "Superior Proposal" for the purposes of the Millennium Support Agreement. AnorMED also announced that, under the terms of the Millennium Support Agreement, Millennium had three business days to match or exceed the Offeror's proposal.

        On October 16, 2006, Millennium notified AnorMED that it would not match the Offeror's proposal. AnorMED and Millennium then entered into an agreement providing that effective at 12:01 a.m. (Vancouver time) on October 17, 2006, the Millennium Support Agreement would terminate and be of no further force or effect, and AnorMED agreed to pay Millennium the $19.5 million Millennium Non-Completion Fee later that day. The Supporting Shareholders also entered into an agreement with Millennium terminating their support agreements effective at 12:01 a.m. (Vancouver time) on October 17, 2006. Following the termination of these agreements, Genzyme, the Offeror and AnorMED entered into the Support Agreement, and Genzyme, the Offeror and the Supporting Shareholders entered into the Shareholder Support Agreements."

        The information set forth in Section 6, "Support Agreements Entered into with AnorMED and Certain Shareholders" of the Second Notice regarding Section 10, "Arrangements, Agreements or Understandings" of the Circular is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        The information set forth in Section 6, "Support Agreements Entered into with AnorMED and Certain Shareholders" of the Second Notice regarding Section 10, "Arrangements, Agreements or Understandings" or the Circular is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The information set forth in Section 8, "Other Amendments to the Offer to Purchase and Circular" of the Second Notice regarding amendments to Section 7, "Source of Funds" of the Circular is incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION

        The information set forth in Section 6, "Support Agreements Entered into with AnorMED and Certain Shareholders" of the Second Notice regarding Section 10, "Arrangements, Agreements or Understandings" or the Circular is incorporated herein by reference. The Support Agreement, dated October 17, 2006, between the Offeror, the Parent and the Company is filed as Exhibit (d)(3) hereto and is incorporated herein by reference. The Shareholder Support Agreement, dated October 17, 2006, between the Offeror, the Parent and several investment partnerships managed by Baker Brothers Advisors, L.L.C. and its affiliates is filed as Exhibit (d)(4) hereto and is incorporated herein by reference. The Shareholder Support Agreement, dated October 17, 2006, between the Offeror, the Parent and Kenneth Galbraith is filed as Exhibit (d)(5) hereto and is incorporated herein by reference.

        The information set forth in Section 2, "Extension of the Offer," and Section 4, "Additional Defined Terms and Amendments to Certain Defined Terms" of the Second Notice regarding the "Glossary" section of the Offer to Purchase and Circular is incorporated herein by reference.

        The information set forth in Section 5, "Amendments to the Conditions of the Offer" of the Second Notice regarding Section 4, "Conditions to the Offer" of the Offer to Purchase is incorporated herein by reference.

        The information set forth in Section 8, "Other Amendments to the Offer to Purchase and Circular" of the Second Notice regarding Section 6, "Acquisition of AnorMED Shares Not Deposited — Subsequent Acquisition Transaction" of the Circular and Section 15, "Regulatory Matters" of the Circular is incorporated herein by reference.

        On October 17, 2006, the Parent announced the execution of the above mentioned Support Agreements, the Offeror's increase to the Offer price per Share from $8.55 to $13.50, and extension of the Offer to 8:00 a.m. (Vancouver time) on November 6, 2006, unless further extended. The full text of the press release issued by the Parent on October 17, 2006 announcing the above mentioned events is filed as Exhibit (a)(11) hereto and is incorporated herein by reference. The depositary for the Offer has advised the Parent and the Offeror that, as of 8:00 a.m., New York City time, on October 17, 2006, approximately 3,120 Shares had been tendered and not withdrawn from the Offer.

ITEM 12.    EXHIBITS

        See Exhibit Index immediately following the signature page.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION
Dated: October 17, 2006	By:	/s/ PETER WIRTH Name: Peter Wirth Title: Executive Vice President
DEMATAL CORP.
Dated: October 17, 2006	By:	/s/ GEORGES GEMAYEL Name: Georges Gemayel Title: Vice President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)	Offer to Purchase for Cash and Circular dated September 1, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(6)	Form of Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN.*
(a)(7)	Summary Advertisement published in the Wall Street Journal, the Globe and Mail and La Presse on September 1, 2006.*
(a)(8)	Press Release issued by Genzyme Corporation dated October 6, 2006.*
(a)(9)	Press Release issued by Genzyme Corporation dated October 10, 2006.*
(a)(10)	Notice of Variation and Extension sent to AnorMED shareholders, dated October 11, 2006.*
(a)(11)	Press Release issued by Genzyme Corporation dated October 17, 2006.
(a)(12)	Notice of Variation and Extension sent to AnorMED shareholders, dated October 17, 2006.
(b)	None.
(d)(1)
Confidentiality Agreement dated October 4, 2006 among Genzyme Corporation, Dematal Corp. and AnorMED Inc. (incorporated by reference from Exhibit (e)(1) to Amendment No. 11 to AnorMED's Solicitation/Recommendation statement on Schedule 14D-9, filed on October 5, 2006).*
(d)(2)	Proposal letter by Dematal Corp. and Genzyme Corporation, to AnorMED Inc., dated October 10, 2006.*
(d)(3)	Support Agreement, between AnorMED Inc., Genzyme Corporation and Dematal Corp., dated October 17, 2006.
(d)(4)	Shareholder Support Agreement, between Genzyme Corporation, Dematal Corp. and the persons named on Schedule 4.1(b) thereto, dated October 17, 2006.
(d)(5)	Shareholder Support Agreement, between Genzyme Corporation, Dematal Corp. and Kenneth H. Galbraith, dated October 17, 2006.
(g)	None.
(h)
Opinion of Osler, Hoskin & Harcourt LLP (incorporated by reference from Offer to Purchase and Circular filed herewith as Exhibit (a)(1) under the heading "Certain Canadian Federal Income Tax Considerations").*

*    Previously filed.

QuickLinks

SIGNATURES
EXHIBIT INDEX